UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-284025

SFIDA X, INC.

(Exact name of registrant as specified in its charter)

Sumitomo Fudosan Shinjuku Central Park Tower, 11F

6-18-1 Nishi-Shinjuku, Shinjuku-ku

Tokyo 160-0023, Japan

Tel: +81 3-6258-1735

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Two

Pursuant to the requirements of the Securities Exchange Act of 1934, SFIDA X, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SFIDA X, Inc.
Date: January 30, 2026
	By:	/s/ Etsuro Sumita
	Name:	Etsuro Sumita
	Title:	Chief Executive Officer